U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on December 2, 2019, Recon Technology, Ltd (the “Registrant” or “Company”), held its annual meeting, at which the Company’s shareholders approved a share consolidation or reverse stock split, of the Company’s ordinary shares, par value $0.0185 per share, at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve an increase in the authorized share capital of the Company from US$1,850,000.000 to US$1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio or alternatively that the share capital of the Company remains unchanged.

On December 10, 2019, the Company’s Board approved to effect a reverse stock split of the Company's ordinary shares at the ratio of one-for-five with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925 (the “Reverse Stock Split”).

Reason for the Reverse Stock Split

The Reverse Stock Split was effected solely to enable the Company to expeditiously meet the NASDAQ continued listing standards relating to the minimum bid price (which the Company was previously advised it was in non-compliance with) and to reduce the risk of the Company being automatically delisted from the NASDAQ Capital Market due to the closing bid price of its ordinary shares falling below $1.00 per share for 30 consecutive business days, which typically triggers the NASDAQ to begin delisting procedures regarding a listed company’s securities.

Effects of the Reverse Stock Split

Effective Date; Symbol; CUSIP Number. The Reverse Stock Split will become effective on December 26, 2019, and will be reflected with the NASDAQ Capital Market and in the marketplace at the open of business on December 27, 2019 (the “Effective Date”), whereupon the ordinary shares begin trading on a split-adjusted basis. In connection with the Reverse Stock Split, the Company’s ordinary shares continue to trade on the NASDAQ Capital Market under the symbol “RCON” but trade under a new CUSIP Number, G7415M124.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s ordinary shares held by each shareholder will be converted automatically into the number of whole ordinary shares equal to (i) the number of issued and outstanding ordinary shares held by such shareholder immediately prior to the Reverse Stock Split, divided by (ii) 5.

No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Stock Split. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Stock Split.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Reverse Stock Split will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Reverse Stock Split to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place
Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

Authorized Shares. At the time the Reverse Stock Split is effective, our authorized ordinary shares will be consolidated at the ratio of one-for-five. The authorized share capital of the Company will be US$1,850,000 divided into 20,000,000 Ordinary Shares of a nominal or par value of US$0.0925 each.

Capitalization. As of December 26, 2019 (immediately prior to the Effective Date), there were 23,049,639 ordinary shares outstanding. As a result of the Reverse Stock Split, there are approximately 4,609,928 ordinary shares outstanding (subject to adjustment due to the effect of rounding fractional shares into whole shares).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: December 26, 2019	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer